EDAC Technologies Corporation

1806 New Britain Ave.

Farmington, CT 06032

860-677-2603

Fax 860-674-2718

November 18, 2011

Mr. Max A. Webb

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re: Letter dated October 26, 2011

      EDAC Technologies Corporation   File No. 001-33507

      Form 10-K for the year ended January 1, 2011

Dear Mr. Webb:

The following is the response of EDAC Technologies Corporation (the “Company”) to the comment in the Securities and Exchange Commission (“SEC”) Staff’s comment letter dated October 26, 2011 (the “Comment Letter,” relating to the Company’s Form 10-K for the year ended January 1, 2011 (the “Form 10-K”). The numbered response below corresponds to the numbered paragraph in the Comment Letter.

1.         In future filings, we will expand the discussion of Short-Term Incentives in the Compensation Discussion and Analysis of the Definitive Proxy Statement, to quantify all company-wide performance targets. In addition, the Company’s targets for the fiscal year ended December 31, 2011, are not expected to be materially different from those of January 1, 2011.

The Company acknowledges the following with the Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Glenn L. Purple

Glenn L. Purple

Vice President-Finance